SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

____________

SCHEDULE 13D/A

Under the Securities Act of 1934

(Amendment No. 1) *

HIGHPOWER INTERNATIONAL, INC.

(Name of Issuer) COMMON STOCK, $0.0001 Par Value Per Share
(Title of Class of Securities) 43113X101
(CUSIP Number) Wen Liang Li Building A1, 68 Xinxia Street Pinghu, Longgang Shenzhen Guangdong F4 518111 People’s Republic of China Tel: 86-755-89686238
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) October 31, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See§240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

CUSIP No.43113X101	13D	Page 2 of 6

1	NAMES OF REPORTING PERSONS Wen Liang Li
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,533,617 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,533,617 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,533,617 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (2)
14	TYPE OF REPORTING PERSON IN

(1) Includes options to purchase 32,500 shares of Common Stock granted on September 22, 2017, 30% of which vest on the first anniversary date, 30% vest in equal monthly installments during the second year, and 40% vest in equal monthly installments during the third year.

(2) Such percentage is based upon 15,509,658 shares of the Issuer's common stock, par value $0.0001 per share, issued and outstanding on February 13, 2018.

CUSIP No.43113X101	13D	Page 3 of 6

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D ("Amendment No. 1") is being filed by Wen Liang Li as an amendment to that certain Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on November 13, 2007 (collectively, the "Schedule 13D").

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.0001 per share (the "Common Stock"), of Highpower International, Inc., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is Building A1, 68 Xinxia Street, Pinghu, Longgang, Shenzhen Guangdong F4 518111.

Item 2.	Identity and Background.

(a)       Wen Liang Li (the "Reporting Person").

(b)       The Reporting Person's business address is Building A1, 68 Xinxia Street, Pinghu, Longgang, Shenzhen Guangdong F4 518111.

(c)       Reporting Person is a director of Issuer whose principal executive office is located at Building A1, 68 Xinxia Street, Pinghu, Longgang, Shenzhen Guangdong F4 518111.

(d)       During the last ten years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the last ten years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws

(f)       The Reporting Person is a citizen of the People's Republic of China.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person is filing this Amendment No. 1 to report (i) the disposition through open market sales of an aggregate of 652,853 shares of Common Stock from June 1, 2017 through November 1, 2017, (ii) the acquisition using personal funds in the total amount of $89,267 through open market purchases of an aggregate of 19,200 shares of Common Stock on October 15, 2013, May 20, 2014, December 8, 2014, and December 12, 2014, and (iii) the acquisition through awards pursuant to the Issuer 2008 Omnibus Incentive Plan of 20,000 restricted shares of Common Stock and 32,500 employee stock options with an exercise price per share of $4.65 granted on September 22, 2017 and 80,000 restricted shares of Common Stock granted on October 15, 2013.

Item 4.	Purpose of Transaction.

The information set forth in Item 3 above is incorporated herein by reference.

The Reporting Person reserves the right, consistent with applicable law, to acquire and/or to dispose of securities of the Issuer (whether through open market purchases or dispositions, block trades, private transactions or otherwise), or may continue to hold the securities, or to formulate other purposes, plans or proposals regarding securities of Issuer, in each case in light of Reporting Person’s continued evaluation of Issuer, market conditions, and other factors deemed relevant by the Reporting Person.

The Reporting Person may also engage in and may plan for engagement in any of the items discussed in clauses (a) – (j) of Item 4 of Schedule 13D. However, the Reporting Person did not acquire the Company's securities in the expectation of taking any of the actions specified under such clauses and has no present plan or proposal which would relate to or result in any of the matters set forth in such clauses, except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Person reserves the right, consistent with applicable law, to formulate other purposes, plans or proposals regarding Issuer and any of its securities, including any of the actions specified under clauses (a) – (j) of Item 4 of Schedule 13D.

CUSIP No.43113X101	13D	Page 4 of 6

Item 5.	Interest in Securities of the Company.

Items 5(a), (b) and (c) are amended and restated as follows.

(a)       Reporting Person beneficially owns an aggregate of 1,533,617 shares of Common Stock, representing 9.9% of the outstanding shares of Common Stock and including options to purchase 32,500 shares of Common Stock. Such percentage was calculated based on 15,509,658 shares of Common Stock issued and outstanding on February 13, 2018.

(b)       The powers that the Reporting Person has relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Page relating to the Reporting Person, which is hereby incorporated by reference.

(c)       Other than as reported in this Amendment No. 1 and listed below, the Reporting Person has not effected any transactions in the class of securities reported herein since the most recent filing of Schedule 13D for the Reporting Person:

Transaction Date	Transaction Type	Number of Securities	Price Per Share
10/31/17	Disposition	3,370	$5.7915
11/1/17	Disposition	65,000	$ 5.2915
10/25/17	Disposition	6,433	$5.50
10/26/17	Disposition	38,152	$5.7670
10/27/17	Disposition	8,881	$5.7506
10/30/17	Disposition	33,225	$5.7673
10/13/17	Disposition	4,070	$5.5246
10/10/17	Disposition	83,918	$5.2778
10/11/17	Disposition	89,497	$5.5241
10/5/17	Disposition	66,699	$5.0064
10/6/17	Disposition	7,107	$5.25
9/22/17	Restricted Stock Award	20,000	N/A
9/21/17	Disposition	1,800	$5.25
9/22/17	Stock Option Award	32,500	Exercise Price $4.65
9/18/17	Disposition	100	$5.00
9/19/17	Disposition	117,224	$5.0396
9/20/17	Disposition	83,152	$5.1059
6/5/17	Disposition	44,125	$5.1186
6/1/17	Disposition	100	$5.00
12/12/14	Open Market Purchase	5,700	$5.06
12/8/14	Open Market Purchase	8,000	$5.36
5/20/14	Open Market Purchase	5,500	$3.19
10/15/13	Restricted Stock Award	80,000	N/A

Dispositions during 2017 were made pursuant to the Reporting Person’s 10b5-1 trading plan. Price per share for purchases and dispositions represent the weighted average sale price for such transaction.

(d)       Not applicable.

(e)       Not applicable.

CUSIP No.43113X101	13D	Page 5 of 6

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Company.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

CUSIP No.43113X101	13D	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 1 to Schedule 13D is true, complete and correct.

Date: February 14, 2018	/s/ Wen Liang Li
Wen Liang Li

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)